UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A
                                (AMENDMENT NO.1)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 PALIGENT, INC.


                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    696385103
                                  ------------
                                  CUSIP Number

                                December 31, 2002
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 5 Pages

                                  SCHEDULE 13G

CUSIP No.  696385103                                                 Page 2 of 5

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  LINDSAY A. ROSENWALD, M.D.

2        Check the Appropriate Box If a Member of a Group *

                                                     a.     [  ]
                                                     b.     [  ]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
  Number of                               1,758,473
   Shares
Beneficially                6             Shared Voting Power
  Owned By                                56,128
    Each
 Reporting                  7             Sole Dispositive Power
   Person                                 1,758,473
   With
                            8             Shared Dispositive Power
                                          56,128

9        Aggregate Amount Beneficially Owned by Each Reporting Person
                                    1,814,601

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares *

                                    [  ]

11       Percent of Class Represented By Amount in Row (9)

                                    5.3%

12       Type of Reporting Person *

                                    IN

* see instructions before filling out

CUSIP No.  696385103                                                 PAGE 3 OF 5


ITEM 1(a).        NAME OF ISSUER
                  Paligent, Inc. (the "Company")

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  369 Lexington Avenue
                  New York, NY 10017

ITEM 2(a)         NAME OF PERSON FILING:
                  Lindsay A. Rosenwald, MD

ITEM 2(b)         ADDRESS OF PINCIPAL BUSINESS OFFICE:
                  c/o Paramount BioCapital Investments, LLC
                  787 Seventh Avenue
                  New York, NY 10019


ITEM 2(c)         CITIZENSHIP:
                  The Reporting Person is a citizen of the United States.

ITEM 2(d)         TITLE OF CLASS OF SECURITIES:

                  Common Stock (the "Shares").

ITEM 2(e)         CUSIP NUMBER:

                  696385103


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  This Item 3 is not applicable.

ITEM 4.           OWNERSHIP:

ITEM 4(a)         AMOUNT BENEFICIALLY OWNED:

                  As of February 10, 2005, the Reporting Person beneficially owned (i) warrants to purchase 1,758,473 Shares owned directly by Dr. Rosenwald and (ii) 56,128 Shares owned by Paramount BioCapital, Inc., of which Dr. Rosenwald is sole stockholder and Chairman. 916,403 of the warrants in (i) were inadvertently omitted from the previous filing.

ITEM 4(b)         PERCENT OF CLASS:

                  See Item 11 of the cover page.

CUSIP No.  696385103                                                 PAGE 4 OF 5


ITEM 4(c)         NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

         (i)       Sole power to vote or direct the vote:                         Please see Item 5 of the cover
                                                                                  page.
         (ii)      Shared power to vote or to direct the vote                     Please see Item 6 of the cover
                                                                                  page.
         (iii)     Sole power to dispose or to direct the disposition of          Please see Item 7 of the cover
                                                                                  page.
         (iv)      Shared power to dispose or to direct the disposition of        Please see Item 8 of the cover
                                                                                  page.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  The reporting person's February 2003 Schedule 13g had inadvertently and erroneously reported that the Reporting Person was no longer a holder of 5% of the Shares. Item 5 is hereby amended to reflect that the Reporting Person was and is a beneficial owner of greater than 5% of the Shares.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Paramount BioCapital has the right to receive and the power to direct the receipt of dividends and sale proceeds from the Shares held by it.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  This Item 7 is not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  This Item 8 is not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  This Item 9 is not applicable.

ITEM 10. CERTIFICATION:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                 February 10, 2005


                                                 --------------------------
                                                 Lindsay A. Rosenwald, M.D.